ANNOUNCEMENT TO THE MARKET

Itaúsa and Itaú Unibanco again selected as components of the Dow Jones Sustainability World Index 2014/2015 (DJSI)

Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Holding S.A. are pleased to announce that they have once more been selected as components of the Dow Jones Sustainability World Index (DJSI) portfolio for the 2014/2015 period. The new portfolio is made up of 319 companies from 26 countries  in the Americas, Europe, Asia, Africa and Oceania. Only eight of these companies are Brazilian.

Over the period of their participation in the Dow Jones Sustainability Index, Itaú Unibanco and Itaúsa have been able to record important achievements:

Itaú Unibanco

•	Selected for inclusion in the index for the 15th consecutive year;
•	The only Latin American bank to be a component of the index since its launch in 1999;
•	In this latest version, recorded the best score for the Banking Sector in the criteria: “Anti-Crime Policy/Measures”; ‘‘ Brand Management’’ and “Financial Stability and Systemic Risk’’.

Itaúsa

•	A component of the index for the 11th year; this year being the second in the banking sector;
•	Reached the highest score in the sector for the criteria: “Anti-Crime Policy/Measures”, “Brand Management”, and “Financial Stability and Systemic Risk’’.

DJSI is made up of shares in companies of recognized corporate sustainability meaning that they are companies able to create long-term value for their shareholders, maximize business opportunities and also manage the business risks related to economic, environmental, social and cultural factors. In other words, the index focuses principally on the quality of the management of the company which should make transparency, corporate governance and social and environmental responsibility intrinsic to its economic value as a means towards achieving long-term sustainability.

Since its inception in January 1999, the DJSI has become an important benchmark for asset managements which use this index for adopting investment decisions and offering diversified products to their clients. Such decisions are based on the shares of those companies comprising the DJSI and having a recognized commitment to social, environmental and cultural development.

The index is reviewed annually based on a questionnaire sent to the companies and on publicly available information. The survey covered the 2,500 largest companies by market capitalization in the Dow Jones Global Index, representing 59 business sectors. Only the 10% best classified companies from each sector in the sustainability ranking are selected to make up the index. Selection is based on the analysis of more than 20 items with respect to company economic, social and environmental performance.

In addition, Itaúsa, Itaú Unibanco and Duratex S.A. have been selected for inclusion in the Dow Jones Sustainability Emerging Markets Index portfolio.

Participation in the Dow Jones index reflects the long-term commitment of both Itaúsa and Itaú Unibanco to the ethical conduct of the business, transparency, legal compliance, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is a critical factor in maintaining sustained growth over the next few years and focused on the creation of value for our shareholders and for society.

São Paulo, September 11, 2014.

ALFREDO EGYDIO SETUBAL Investor Relations Officer ITAÚ UNIBANCO HOLDING S.A.	HENRI PENCHAS Investor Relations Officer ITAÚSA – INVESTIMENTOS ITAÚ S.A.